UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

51job, Inc.

(Name of Issuer)

Common Shares, par value U.S. $0.0001 per share,

including American Depositary Shares representing Common Shares

(Title of Class of Securities)

316827104

(CUSIP Number)

Recruit Holdings Co., Ltd.

GranTokyo SOUTH TOWER

1-9-2 Marunouchi, Chiyoda-ku

Tokyo 100-6640 Japan

Telephone: 81-3-6835-9671

Facsimile: 81-3-6834-8954

Attention: Atsuhiro Yamane

With a copy to:

Morgan, Lewis and Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6000

Facsimile: (212) 309-6001

Attention: Bradley K. Edmister

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 3, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316827104

1.	Names of Reporting Persons. Recruit Holdings Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 23,385,231 common shares
8. Shared Voting Power 0
9. Sole Dispositive Power 23,385,231 common shares
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,385,231 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 39.5%(1)
14.	Type of Reporting Person CO

(1)         Based upon 59,183,101 shares outstanding as of February 28, 2014, according to the Company’s report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014

This Amendment No. 8 amends the Schedule 13D filed with the Securities and Exchange Commission on April 21, 2006, as amended. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated as follows:

(a)	This Schedule 13D is being filed by Recruit Holdings Co., Ltd. (f/k/a RECRUIT CO., LTD.), a Japanese corporation (the “Reporting Person”). Effective on October 1, 2012, the Reporting Person changed its name from RECRUIT CO., LTD. to Recruit Holdings Co., Ltd.

Schedule 1 referenced in Item 2 is hereby amended and restated as Schedule 1 attached hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

Lock-Up Letter Agreement

On April 3, 2014, the Reporting Person, Mr. Kazumasa Watanabe (Mr. Watanabe), a corporate executive officer of the Reporting Person, and the other directors and executive officers of the Company, on the one hand, and Credit Suisse Securities (USA) LLC (“Credit Suisse”) and J.P. Morgan Securities LLC (“J.P. Morgan”), on the other hand, entered into a Lock-Up Letter Agreement pursuant to which the Reporting Person and Mr. Watanabe agreed, subject to the terms and conditions of the Lock-Up Letter Agreement, not to transfer any common shares or ADSs during a period from the date of such Lock-Up Letter Agreement until 90 days after the date of the final offering memorandum relating to the offering by the Company of US$150,000,000 principal amount of Convertible Senior Notes Due 2019 of the Company. The Lock-Up Letter Agreement is attached as Exhibit 99.4

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description of Document
Exhibit 99.1	Stock Purchase Agreement, dated April 5, 2006, by and among the Reporting Person and Sellers (previously filed)

Exhibit 99.2	Assignment Agreement, dated April 18, 2006, among the Reporting Person and Sellers (previously filed)

Exhibit 99.3	Securities Purchase Agreement, dated March 13, 2012, by and between the Reporting Person and Mr. Honda (previously filed)

Exhibit 99.4	Lock-Up Letter Agreement, dated April 3, 2014, by and between the Reporting Person, Mr. Watanabe and the other directors and executive officers of the Company, on the one hand, and Credit Suisse and J. P. Morgan, on the other hand

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2014

Recruit Holdings Co., Ltd.

By:	/s/ Shogo Ikeuchi
Name:	Shogo Ikeuchi
Title:	Board Director

Schedule 1

The following table sets forth the name and present principal occupation or employment, for each executive officer and director of Recruit Holdings Co., Ltd. The business address of each such executive officer and director is c/o Recruit Holdings Co., Ltd., GranTokyo SOUTH TOWER, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan. Each of the executive officers and directors of Recruit Holdings Co., Ltd. listed below is a citizen of Japan.

Recruit Holdings Co., Ltd.

Name	Present Principal Occupation or Employment

Board of Directors

Masumi Minegishi	President and Representative Director

Shogo Ikeuchi	Board Director

Shigeru Kusahara	Board Director

Keiichi Sagawa	Board Director

Hitoshi Kashiwaki	Board Director

Koichi Nakamura	Board Director

Koichi Shima	Standing Statutory Auditor

Hideshi Takeuchi	Statutory Auditor

Naoto Nakamura	Statutory Auditor

Executive Officers

Masumi Minegishi	CEO

Shogo Ikeuchi	Senior Corporate Executive Officer

Hideaki Kitou	Senior Corporate Executive Officer

Shigeru Kusahara	Senior Corporate Executive Officer

Keiichi Sagawa	Senior Corporate Executive Officer

Hitoshi Motohara	Senior Corporate Executive Officer

Hisayuki Idekoba	Corporate Executive Officer

Toshio Oka	Corporate Executive Officer

Yoshihiro Kitamura	Corporate Executive Officer

Takashi Kuzuhara	Corporate Executive Officer

Daizo Kobayashi	Corporate Executive Officer

Suguru Tomizuka	Corporate Executive Officer

Yukiko Nagashima	Corporate Executive Officer

Takahiro Noguchi	Corporate Executive Officer

Tomoyuki Mizutani	Corporate Executive Officer

Masaki Yanagawa	Corporate Executive Officer

Kazumasa Watanabe	Corporate Executive Officer

Professional Officers

Yukio Okubo	Professional Officer

Hiroaki Ogata	Professional Officer

EXHIBIT INDEX

Exhibit No.	Description of Document
Exhibit 99.1	Stock Purchase Agreement, dated April 5, 2006, by and among the Reporting Person and Sellers (previously filed)

Exhibit 99.2	Assignment Agreement, dated April 18, 2006, among the Reporting Person and Sellers (previously filed)

Exhibit 99.3	Securities Purchase Agreement, dated March 13, 2012, by and between the Reporting Person and Mr. Honda (previously filed)

Exhibit 99.4	Lock-Up Letter Agreement, dated April 3, 2014, by and between the Reporting Person, Mr. Watanabe and the other directors and executive officers of the Company, on the one hand, and Credit Suisse and J.P. Morgan, on the other hand